UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of December 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly-held Company

CNPJ/ME Nº 06.057.223/0001-71

NIRE 33.300.272.909

ASSAÍ OPENS 28 STORES IN 2021, AN EXPANSION RECORD FOR A SINGLE YEAR, CONFIRMING THE COMPANY'S TOP-NOTCH EXECUTION CAPACITY

Assaí Atacadista (B3: ASAI3; NYSE: ASAI) (“Sendas Distribuidora S.A.” or “Company”) hereby informs its shareholders and the market that, with the third store inaugurated on December 29th in São Gonçalo (RJ), has concluded the strong 2021 expansion plan, with 28 openings in a single year. There were 24 organic stores, which represents a record for the Company and for the cash and carry segment, and another 4 conversions from other formats. During the last quarter, 21 stores were inaugurated, of which 13 in December, reflecting the Company's high execution capacity. Thus, Assaí ends 2021 with 212 stores in operation and a total sales area of 964 thousand square meters, 19% higher when compared to 2020.

2021 Store Openings

In 2021, Assaí opened stores in all regions of the country, expanding and strengthening the Company's national presence. 14 different states received new stores, including Acre, with the first unit in Rio Branco. As a result, the Company is now present in 23 states and the Federal District.

Furthermore, in addition to surpassing the mark of 200 stores and in line with the regional assortment strategy to suits the target audience, Assaí opened a concept store in Barra da Tijuca (RJ) that has a differentiated product mix, greater offer of services, as well as a modern and sustainable construction.

Assaí's expansion will remain strong over the next two years, with more than 30 new organic openings and the conversion of up to 70 Extra Hiper stores. As disclosed in a joint material fact with GPA on 16/12/2021, the operation involving the conversion of Extra Hiper stores is in line with the original schedule.

The expansion brings several opportunities to society. In 2021, around 8,500 direct jobs and 7,000 indirect jobs were created. In addition, reinforcing its commitment to being an agent of transformation, improving and innovating the way of doing business aiming to build a more responsible and inclusive society, Assaí, among other initiatives, donated 110 thousand basic food baskets during the year; expanded the Prêmio Academia Assaí Bons Negócios, a free support and training program aimed at micro and small entrepreneurs; and made a commitment to reduce its operation's carbon emissions by 30% by 2025.

The Company’s Investor Relations Department remains available to provide shareholders with any further explanation that may be required in connection with the object of this Notice to Market, through the e-mail address: assai.ri@assai.com.br

São Paulo, December 30th, 2021.

SENDAS DISTRIBUIDORA S.A.

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.